Paul Nanula

Paul Nanula is the President and Chief Executive Officer of Three Chord. Mr. Nanula is a veteran supermarket and convenience store operator, and also serves as President of Nanco. Mr. Nanula began his career at 14 working at Tops Friendly Markets, a supermarket chain) ("Tops") in the dairy frozen department. By age 20, he was a dairy frozen Manager, and shortly after, an assistant store manager. In the ensuing years, Mr. Nanula focused on store operations, and ultimately became a District Manager, leading a dynamic district of some of Tops leading stores encompassing hundreds of millions in sales and thousands of store associates.

Mr. Nanula left Tops in 1998 to lead Nanco, where he worked to professionalize the organization, and also launched a branch of Raymond James Financial Services, which provides financial services to Nanco and other clients. Mr. Nanula was active in the financial services business until 2004 when he led an Nanco-sponsored effort to purchase convenience store chain Wilson Farms from Ahold, a Dutch multinational retail conglomerate. Wilson Farms was the former convenience store subsidiary of Tops, with 200 store locations in the United States. Mr. Nanula successfully closed the transaction in 2005 with Bruckmann, Rosser, Sherrill & Co., Inc., a mid-market private equity firm that led the ownership, Merrill Lynch as senior lender, and Audax as a mezzanine lender to the company. Once Mr. Nanula had successfully de-coupled Wilson Farms from Ahold, as Wilson Farms' Chief Executive Officer, he set up an entirely new corporate structure, managed a $25,000,000 capital expenditure plan, revamped every aspect of store operations, and created a company substantially committed to the communities it served. His success resulted in a sale of Wilson Farms to 7 Eleven in 2011, enabling the ownership group and lenders to realize a substantial return on investment.

Since 2011, Mr. Nanula has led Nanco directing private investments, most notably in the technology services and real estate sectors, and now leads the helm at Three Chord, as its President and Chief Executive Officer. Mr. Nanula attended Niagara University in Buffalo, New York, where he earned a degree in business.

3 Year Work History:

2018 – Present	CEO, Three Chord Bourbon, Inc. (formerly Steel Bending Spirits, LLC, reorganized as Three Chord Bourbon, Inc. on June 3, 2022)